CLARK, WILSON
BC'S Law Firm for Business

November 19, 2004

BY COURIER and edgar

Securities and Exchange Commission
450 Fifth St NW
Washington DC 20549
USA

Attention: Pamela A. Long
Tracey Houser
George Schuler
Chris Edwards

Ladies and Gentlemen:

Re: Blue Earth Refineries, Inc. Form 20-F filed on October 1, 2004 Amendment No. 1 filed on November 19, 2004 File No. 0-50971

Thank you for your letters of November 3, 2004 and November 4, 2004 with respect to the Registration Statement on Form 20-F filed by Blue Earth Refineries, Inc. (the "Company"). As requested, we have keyed our responses to your comments and have provided you with supplemental information where applicable. We enclose three marked copies of Amendment No. 1 to the Form 20-F (the "Amendment"). Unless otherwise indicated, page references used in this letter relate to the enclosed marked version of the Amendment. Terms not defined in this letter have the same meaning ascribed to them in your letter of November 3, 2004 or November 4, 2004, as applicable.

General

1. The Company acknowledges receipt of a comment letter dated November 4, 2004 from the Securities and Exchange Commission's Office of Mining and Engineering and has addressed those comments near the end of this letter.

2. The Company has revised its disclosure to note that all financial statements have been prepared in accordance with United States generally accepted accounting principles, except for the financial information for 4025776 Canada Inc., which has been prepared in accordance with Canadian generally accepted accounting principles. (See pages 1, 40 and 53.)

3. The Company has included Schedule II in the Amendment. (See page 93.)

4. We have considered paragraph 5 of Staff legal Bulletin No. 4 (September 16, 1997) ("SLB 4"), which states that registration of the securities being spun off under the Securities Act of 1933 would not be required solely as a result of a shareholder vote on the transfer of assets to the subsidiary to be spun off provided that the other conditions described in response to Question 4 of SLB 4 have been satisfied. As MFC Bancorp Ltd. ("MFC") wholly owned the Company through another wholly-owned subsidiary, Sutton Park International Limited, the Company believes that registration of the securities being spun off under the Securities Act of 1933 is not required as a result of the shareholder vote, by the shareholders of MFC, on the transfer of the various cobalt related assets to the Company and because the Company has complied with the five conditions discussed in Question 4 of SLB 4. The five conditions are as follows:

(a) The parent shareholders do not provide consideration for the spun-off shares.

The shareholders of MFC are not providing any consideration for the shares of the Company to be spun-off.

(b) The spin-off must be pro-rata.

The shares of the Company are to be spun off on a pro-rata basis to the shareholders of MFC.

(c) The parent must provide adequate information to its shareholders and the trading markets.

Since MFC and the Company are foreign companies, MFC provided all of its shareholders with a comprehensive information circular (filed on a Form 6-K) which described the plan of arrangement, the resulting spin-off and the subsidiary and which substantially complied with Regulation 14A of the Securities Exchange Act of 1934 (the "1934 Act"). In addition, the Company is registering its common shares (the shares to be spun off) under the 1934 Act.

(d) Valid business purpose for spin-off.

MFC has a valid business purpose for the spin-off as it wished to reorganize its operations and dispose of its superfluous cobalt-related assets, which are not core to MFC's primary merchant banking business operations. MFC considers that the value of its cobalt interests may not be fully reflected in the price of its shares due to MFC's identification in the marketplace with its merchant banking activities. MFC also believes that the shareholders of MFC will be better able to manage certain portfolio risks inherent in the cobalt interests by holding these interests directly through the shares of the Company.

With current annual consumption at approximately 41,000 tonnes, the cobalt metal market is relatively thin when compared to the supply and demand of most other industrial metal commodities. The lack of market depth leads to price volatility. The price volatility of cobalt and the potential impact on the underlying value of MFC's cobalt interests represents a concern of MFC. MFC may not be able to respond quickly to eliminate certain risks associated with this portion of its portfolio holdings. The reasons for the exposure are the size of the cobalt interests and the length of time that may be required to identify suitable offsetting investment alternatives.

Individual shareholders, who will also hold the cobalt interests through shares of the Company, should be in a better position to diversify away non-systematic risk associated with MFC's cobalt interests by holding shares of the Company in a well diversified share portfolio.

(e) If the parent spins-off "restricted securities", the parent must have held those securities for at least two years.

Since MFC formed the Company (the subsidiary being spun-off), the two-year holding period does not apply according to SLB 4.

Item 3 - Key Information. B. Capitalization and Indebtedness, pages 3 - 4

5. The Company has revised this section to include capitalization and indebtedness information as of September 30, 2004, which is not earlier than 60 days prior to the date of the registration statement. In addition, the Company has presented the adjusted information to reflect the Plan of Arrangement that is to occur on that date which is ten business days following the effective date of the registration statement. (See pages 3 and 4.)

Risk Factors, page 4

6. The Company has revised the risk factors to the extent possible to reflect the magnitude of each risk to the Company and the potential impact on the shareholders of such severe consequences as the cessation of operations or bankruptcy.

7. The Company has revised its risk factors to state the actual risk and the potential impact on it and its shareholders.

8. To the extent possible, the Company has revised the risk factors to avoid generic conclusions that the risk would have a material adverse impact on the business, operations or financial condition.

Our subsidiary's cobalt refining operations are subject to market forces... page 5

9. The Company has expanded on the factors that impact the marketability of cobalt. (See page 5.)

We may not be able to obtain the required permits... page 6

10. The Company has revised this risk factor to state that the failure to obtain permits could have a material adverse effect on the business, operations and future prospects of Kasese Cobalt Company, including the discontinuance of operations. The Company has also expanded the disclosure on the type of permits and licenses required for Kasese Cobalt Company to conduct its business. (See page 6.)

We have a limited operating history... page 6

11. The Company has revised its disclosure to state that the Kasese Cobalt Company's cobalt refinery was closed for approximately one year due to weak cobalt prices. (See page 6.)

12. The Company has no plans to dispose of any property at this time. This disclosure has been added to the risk factor. (See page 6.)

13. The Company has expanded on the risks the Company expects to face as a company in the start-up stage of their business development. (See page 6.)

Political and Regulatory Risk, page 9

14. The Company has disclosed the risk posed to the Company by the corruption that exists within Uganda. (See page 9.)

We generate limited cash flow... page 10

15. The Company has revised this risk factor to disclose the risk of not obtaining sufficient cash flow to satisfy the Company's operational requirements and cash commitments. (See page 10.)

We are dependent on the services of qualified employees... page 10

16. The Company has expanded its reference to terrorism in the last sentence of this risk factor. (See pages 10 and 11.)

Conflicts of interest may arise as a result of our directors and officers... page 11

17. The Company has identified the officers and directors who are directors, officers, and shareholders of other natural resource companies and we have identified how this potential conflict could negatively impact the Company. (See page 11.)

18. The Company has summarized the extent to which its officers and directors devote their time to other activities and businesses and how this impacts the amount of time they are able to focus on the operations of the Company. (See page 11.)

Investors of our company may not be able to sell their shares... page 13

19. The Company has disclosed that the Company currently has no intention to list the Ordinary shares for trading. (See page 13.)

We may not be able to declare and pay dividends... page 13

20. The board of directors of the Company intends to distribute a portion of the Company's cash flow from the recommencement of production at Kasese Cobalt Company of approximately $1.8 million to MFC Bancorp before the distribution of the Company to the shareholders of MFC Bancorp. The Company has revised the risk factor accordingly.

21. The Company has revised the disclosure to state that Kasese Cobalt Company is unlikely to pay dividends to its shareholders in the near future. (See page 13.)

Additional Risk Factors

22. The Company has provided additional risk factors under descriptive captions about the issues set out in your comment letter.

(a) The Company has added a risk factor on the royalty payments the Company is required to make to Newmont Australia and the impact this will have on cash flow. (See page 10.)

(b) The Company has added a risk factor on the sole right of Kilembe Mines Ltd. to appoint three members of the Company's board of directors and the impact this will have on the control of the Company. (See page 12.)

(c) The Company has added a risk factor that describes the seasonality of the Company's business, in particular, the risk of power failures at the Kasese refinery, the frequency with which such failures occur, and the impact on production and quality. (See page 8.)

(d) The Company has added a risk factor that describes the significant shortcomings in the design of the Yukon refinery that need to be addressed before it can be restarted. The Company has addressed the cost to restart the refinery, the time frame for starting production, and the risks involved with the start-up of the Yukon refinery. (See page 9.)

(e) The Company has added a risk factor that describes the supply contract that it has entered into with Danzas and that it is for a price that is below market. The Company has also described the risk of entering such contracts in the event that market prices increase over time. (See pages 8 and 9.)

(f) The Company has added a risk factor that discloses the limit on the supply of pyrite at the Kasese Cobalt Company refinery and the risk this poses if a replacement supply is not obtained. (See page 8.)

(g) The Company has added a risk factor regarding the uncertainty of the proprietary rights to the cobalt extraction process used by the Kasese Cobalt Company refinery and the effect on the Company if the Bureau de Recherches Géologiques et Minères were to claim a proprietary interest in the process. (See page 8.)

(h) The Company has added a risk factor disclosing that the Kasese Cobalt Company refinery has not been able to attain the targeted production rate, the reasons for failing to attain the production goals, and that this has resulted in higher refining costs. (See page 7.)

(i) The Company has added a risk factor disclosing that a change in control of the Company is made more difficult due to the classification of directors and the staggered nature of their terms. (See page 12.)

(j) The Company has added a risk factor that describes the unionized workforce at the Kasese Cobalt Company refinery and the impact on production in the event of a work stoppage. (See page 12.)

(k) The Company has added a risk factor describing the impact on the Company in the event that the Company or MFC are determined to be a passive foreign investment company. (See page 13.)

History and Development of our Company: The Plan of Arrangement, page 17

23. The Company has inserted diagrams to show the steps of the re-organization transactions described on these pages. (See pages 17 to 23.)

Effects of the Plan of Arrangement, page 24

24. The Company has revised the last sentence at the end of the first paragraph in this subsection to explain that an 83% subsidiary of MFC will participate in the spin off of the Company's shares on a pro-rata basis as is required by SLB 4. (See page 24.)

Description of Business of Kasese Cobalt Company, page 25

25. The Company has removed the reference to cash operating cost. (See page 27.)

26. The Company has disclosed the costs associated with keeping the Kasese Cobalt Company operations on care and maintenance status and the costs associated with restarting the plant to normal operations. (See page 27.)

Description of Business of 36569 Yukon, page 30

27. The Company has added the disclosure that the estimated costs associated with placing the Yukon refinery into production is approximately CAN$3.1 million to CAN$4.1 million. 36569 Yukon is currently studying alternative business plans (including leasing) for the refinery that optimize the economic benefit to the shareholders of 36569 Yukon. (See page 31.)

28. The Company has revised the disclosure to disclose the results of the study regarding the mine tailings samples. (See page 31.)

Revenues, page 32

29. The 353,572 pounds of cobalt delivered in fiscal year 2004 was the volume sold to June 30, 2004. Subsequent to June 30, 2004, further shipments were made to either the fixed price customer or to open market purchasers such that 573,196 pounds of cobalt has been shipped.

Competitive Conditions, page 34

30. The Company has elaborated the disclosure on the transactions with more risk in which the Company may be required to become involved. (See page 34.)

Operating and Financial Review and Prospects, page 40

31. The Company has added a discussion on the reasons why the spot rate for cobalt increased so significantly from calendar year 2003 to calendar year 2004. (See page 40.)

32. The Company does not anticipate requiring any debt financing at this time. 36569 Yukon is currently studying alternative business plans (including leasing) for the refinery that optimize the economic benefit to the shareholders of 36569 Yukon. (See "Plan of Operations" section on page 39.)

Application of Critical Accounting Policies, page 41

33. The Company has revised its discussion of the critical accounting estimates to address the factors considered in making these estimates and the potential impact on the financial statements if actual results differ from its assumptions. (See pages 42, 43 and 44.)

Liquidity and Capital Resources, page 44

Operating Activities, page 25

34. The Company has disclosed that the net amount per pound of cobalt to be received from Danzas is $12 in cash and 50% of the balance of the proceeds (net of $1.50 sales and guarantee fees) will be applied against the debt owed to the Company. (See page 44.)

35. The Company has added disclosure that there are no capital expenditure commitments as the refinery plants and equipment are complete and only maintenance of existing equipment is necessary. (See pages 44 and 45.)

36. The Company has disclosed the estimated costs associated with placing the Yukon refinery into production is approximately CAN$3.1 to CAN$4.1 million. 36569 Yukon is currently studying alternative business plans (including leasing) for the refinery that optimize the economic benefit to the shareholders of 36569 Yukon. (See page 45.)

Related Party Transactions, page 52

37. The Company has revised its disclosure to clarify that the transactions with Danzas are related in that Kasese Cobalt Company, a subsidiary of the Company (which in turn is a subsidiary of MFC), has appointed Danzas, a wholly-owned subsidiary of MFC Commodities GmbH (which in turn is a subsidiary of MFC), as its distributor for the sale and distribution of cobalt and Danzas has appointed MFC Commodities as agent for Kasese Cobalt Company's cobalt and to sell such cobalt to MFC Commodities for resale. The Company has also stated the amounts that the Kasese Cobalt Company has paid to Danzas. (See page 52.)

Financial Information, page 53

Legal Proceedings, page 54

38. The Company has revised its disclosure to clarify that the full indemnity is with Newmont Australia. The Company does not have any information questioning the ability and intent of Newmont Australia to continue to provide indemnification. Newmont Australia has not paid and no amounts are payable to Kasese Cobalt Company and all costs and proceeds of such lawsuits are for the accrual of Newmont Australia. The Company's management believes that there is no possible loss to Kasese Cobalt Company in connection with lawsuits. (See page 54.)

Significant Changes, page 54

39. The Company has specifically stated in the disclosure the significant changes that management of the Company is aware. (See page 54.)

Dividend Distributions, page 54

40. The Company has revised its disclosure to clarify that the board of directors of the Company intends to distribute a portion of the Company's cash flow from the recommencement of production at Kasese Cobalt Company of approximately $1.8 million to MFC before the distribution of the Company to the shareholders of MFC. The payment of this dividend is not restricted or subordinated to any debt agreements. (See page 54.)

United States Federal Income Taxation, page 61

41. The Company has revised the introductory paragraph to state that the discussion summarizes the material tax consequences as opposed to certain possible tax consequences. (See page 61.)

42. The Company has deleted the reference that the tax disclosure is for general information only. (See page 61.)

Report of Independent Registered Public Accounting Firm - Blue Earth Refineries Inc.

43. The Company owns 75% of Kasese Cobalt Company, a Ugandan company. Kasese Cobalt Company is consolidated with the Company. This consolidation is performed by the Company's accountants in Vancouver, Canada, who make the necessary adjustments to convert Kasese Cobalt Company's statements to United States generally accepted accounting principles. Peterson Sullivan audits the Company because of the firm's proximity to Vancouver. Kasese Cobalt Company is audited by Deloitte & Touche's Ugandan office in accordance with International Auditing Standards. Peterson Sullivan reviewed all of Deloitte & Touche's workpapers prior to issuing an opinion on the Company's financial statements. As part of that review, Peterson Sullivan read all of Deloitte & Touche's planning documents, including calculations of materiality and scopes. Peterson Sullivan found that the planning was appropriate also for United States generally accepted auditing standards. Peterson Sullivan's workpaper review took place in Seattle because the workpapers could be transferred to Seattle electronically and Peterson Sullivan made the necessary inquiries to satisfy US GAAS.

For the year ended June 30, 2004, 89% of the assets, 100% of the liabilities, 100% of the revenues, and 92% of the expenses of the Company relate to the operations located in Uganda. For the year ended June 30, 2003, 100% of the assets, liabilities, revenues, and expenses of the Company relate to the operations located in Uganda. Peterson Sullivan's responsibilities included auditing various consolidating activities and reviewing the conversion of Kasese Cobalt Company's financial statements from International Accounting Standards to accounting principles generally accepted in the United States.

Report of Independent Registered Public Accounting Firm - 4025776 Canada Inc.

44. The audit opinion of 4025776 Canada Inc. has been revised to refer to Canadian generally accepted accounting principles only. (See page 81.)

45. Peterson Sullivan is qualified to opine on Canadian generally accepted accounting principles and to perform an audit in accordance with Canadian generally accepted auditing standards based on the following:

(a) the engagement team had reviewed the relevant portions of the CICA handbook;

(b) Peterson Sullivan consulted with a Canadian chartered accounting firm on Canadian GAAP and GAAS, and the office of the CICA was available for consultation; and

(c) the engagement executives have over twenty years' experience reporting under Canadian GAAP and GAAS.

Blue Earth Refineries Inc. financial statements for the year ended June 30, 2004

General

46. (a) The Company does not believe substantial revision to the notes is necessary for paragraphs 36 to 39 of SFAS 131.

(b) Revenues from external customers are separated by product in the statements of operations. (See page 69.)

(c) The Company has added "in Switzerland" to the first paragraph of Note 9 to disclose the geographic location of the major customer noted. (See page 79.)

(d) The long term assets include cobalt refining property and the equity method investment. The Company has disclosed the geographic location of the Ugandan refinery in the second paragraph of Note 1. The Company has added "Canadian" to the first paragraph of Note 8 to disclose the geographic location of the equity method investment. (See page 79.)

(e) Revenues from the major customer for cobalt sales are disclosed in Note 9. The only customer for power sales is disclosed in the second paragraph of Note 1 (the Government of Uganda). (See page 79.)

Consolidated Statements of Operations

47. The cost of operations of power is not significant. Also, the sale of power is only a by-product of the operation of the plant at Kasese, and Kasese Cobalt Company sells the power only when it does not consume all the power on its cobalt production. The Company does not expect these sales to be significant in the future. As such, the Company believes a presentation of these costs would not be meaningful.

48. The cobalt sales for fiscal year 2003 occurred during the three months from July to September 2002. Since fiscal year 2003 includes the months of July 2002 to June 2003, these sales are recorded in the proper period.

49. The Company has removed the rehabilitation expense from gross profit but part of operating loss. (See page 69.)

50. The Company has added the additional footnote disclosure regarding the interest expense incurred during fiscal year 2003 to Note 2. (See page 76.)

Note 1. The Company and Summary of Significant Accounting Policies, Principles of Consolidation

51. The Company has revised this footnote to add disclosure to indicate that no material expenses were incurred by either MFC or Sutton Park International Limited on behalf of the Company. (See page 72.)

Note 1. The Company and Summary of Significant Accounting Policies, Inventories

52. The Company has specified that the average cost is based on the weighted-average method. (See page 73.)

Note 1. The Company and Summary of Significant Accounting Policies, Rehabilitation Provision

53. The reference to the engineering studies has been deleted. (See page 74.)

54. The Company has revised its disclosure to include the information required by paragraph 22 of SFAS 143. The Company has also added the rehabilitation provision as a critical accounting policy. (See pages 42, 43 and 74.)

Note 1. The Company and Summary of Significant Accounting Policies, Revenue Recognition

55. The Company has added a revenue recognition policy for power sales. (See page 74.)

56. The Company confirms that it does not have any bill and hold arrangements.

Note 1. The Company and Summary of Significant Accounting Policies, Foreign Currency Translation

57. Almost all significant transactions are denominated in U.S. dollars since the Ugandan shilling is subject to inflationary tendencies. All cobalt sales contracts are denominated in U.S. dollars because the world price of cobalt is primarily viewed in U.S. dollars. All sales commissions and amounts due under distribution agreements are paid in U.S. dollars. The cost of the property, plant, and equipment is denominated in U.S. dollars. The estimation of the rehabilitation provision was done in U.S. dollars and is expected to be ultimately settled in U.S. dollars. While employees and some expenses are paid in Ugandan shillings, most significant costs are paid in U.S. dollars.

58. Kasese Cobalt Company's functional and reporting currency for its standalone financial statements is the U.S. dollar, so there was no translation adjustment necessary for Kasese Cobalt Company. The equity method investee's functional and reporting currency is the Canadian dollar. However, there was not a material foreign currency translation adjustment for the year ended June 30, 2004.

The transaction gains and losses noted result from transactions settled in a currency other than the U.S. dollar, most typically the Ugandan shilling.

Note 3. Inventories

59. "Goods in transit, cobalt" represents materials which have been purchased, but have not reached our processing plant before year end. Since title to the goods was passed to the Company at the shipping point, the Company has included these materials in inventory. The description of this inventory has changed in the accounting policy section and Note 3 to better reflect this type of inventory. (See page 76.)

60. The Company has included a discussion of inventories as an item in the critical accounting policies section of the MD&A. (See pages 43 and 44.)

Note 4. Property, Plant and Equipment

61. The schedule in Note 4 has been segregated differently. Also, the property, plant, and equipment accounting policy in Note 1 has been revised. (See pages 74 and 76.)

62. Management of the Ugandan refinery has prepared an undiscounted cash flow forecast for the life of the plant to determine if there is any impairment of value. Many of the assumptions were taken from independent surveys and past production history. Assumptions used by management include the following at June 30, 2004:

(a) The cobalt stockpile has 12,216,902 pounds of saleable cobalt remaining based on engineering estimates.

(b) The final product has a current market price of US$22.00 per pound. However, we used a realizable price of US$17.00 to account for sale and distribution commissions.

(c) Cash production costs are estimated to be US$7.50 per pound based on production experience.

Based on the above assumptions, the projected cash flow for the refinery amounted to the following (management used all cash flows of the refinery asset since the entire operations of the company are built around the refinery asset):

Total revenues	$ 207,687,334
Total cash production costs	(91,626,765)
Net cash flows over life of stockpile	$ 116,060,569

Based on the above analysis, management does not believe the asset is impaired.

Note 8. Equity Method Investee

63. While the ownership percentage is greater than any of the other investors, the Company will not absorb a majority of Canada's expected losses or receive a majority of Canada's expected residual returns. The Company's ownership percentage is directly related to its voting percentage, as well as its percentage absorption of Canada's expected losses or residual returns. In addition, while the Company has entered into a credit facility to make financing advances to Canada, another shareholder of Canada has also entered into a similar credit facility. As of June 30, 2004, advances on both facilities were almost identical. Also, Canada expects operations to begin in fiscal year 2005, which will provide sufficient cash flow to finance its own operations. The Company believes, based on these factors, that the Company is not the primary beneficiary according to FIN 46(R), and no consolidation is necessary. Based on these factors, the Company does not control Canada (and, accordingly has not consolidated it).

64. Management of the Yukon refinery has prepared an undiscounted cash flow forecast for the life of the plant to determine if there is any impairment of value. Many of the assumptions were taken from consultants proficient in metal refining in August 2004. Assumptions used by management include the following:

(a) The refinery will undergo $5 million in upgrades immediately to be able to process the type of cobalt carbonate that management intends to process. 36569 Yukon will obtain a loan for these upgrades and pay it off over ten years at 7%.

(b) An average of 3.6 tonnes of cobalt carbonate (raw material) would be fed into the refinery per day to produce 1.728 tonnes of saleable cobalt. The $5 million in upgrades will allow for increased capacity of up to 5.7 tonnes of raw material per day, but this assumption has been kept conservative.

(c) The plant has a 16 year life based on engineering estimates. However, a conservative 10 year life was used.

(d) The final product is a high grade cobalt that has a current market price of US$24.50, which includes a premium of $2.50 over the price of regular, low grade cobalt. However, a price of US$22 less a 10% sale commission was used to be conservative.

(e) The cost of the raw material is expected to be half the ultimate sale price. This is based on discussions with a potential supplier at a mine in Africa.

(f) Production costs are estimated to be similar to those experienced by the former owner of the refinery.

Based on the above assumptions, the projected cash flow for the refinery amounted to the following (management used all cash flows of the refinery asset - including financing and investing - since the entire operations of the company are built around the refinery asset):

(in CAN$)
Revenue per year	$ 41,714,938
Production costs	(20,857,469)
Other operating expenses	(5,500,000)
Interest on debt (on average)	(200,000)
Income taxes (on average)	(5,221,539)
Debt repayments	(500,000)
Net cash flows per year	9,435,930
Expected life of asset (in years)	x 10
Net cash flows over life of asset	$ 94,359,300

Based on the above analysis, management does not believe the asset is impaired.

Note 9. Transactions with Affiliates

65. The Company accounts for the sales of cobalt on a net revenue basis. This is due to two reasons:

(a) According to our distribution agreement, Danzas (not the Company), is responsible for providing the cobalt to the customers. Danzas is responsible for the acceptability of the cobalt purchased by the customers.

(b) The Company does not have significant latitude in establishing the price of cobalt to third parties as it relies on MFC Commodities to establish the price.

The revenue recognition policy has been expanded to note that the sales of cobalt are accounted for on a net revenue basis. (See page 74.)

66. Additional disclosure has been added to this footnote. The amounts paid to Danzas and MFC Commodities are already disclosed in Note 10. (See page 79.)

Note 10. Commitments and Contingencies

67. The Company has revised the footnote to address the potential impact of our aggregate litigation/claims on the results of operations, financial position and liquidity. (See page 80.)

4025776 Canada Inc. financial statements for the year ended June 30, 2004

Note 3. Property and Equipment

68. The Company has revised Note 3 and provided more disclosure in the accounting policy footnote. (See page 89.)

Note 7. United States Generally Accepted Accounting Principles

69. This footnote has been revised accordingly. (See page 91.)

Engineering Comments
(Letter from the Office of Mining and Engineering dated November 4, 2004)

General

1. (a) The Company has described as a risk factor its role as a swing producer in the cobalt commodity market. (See pages 7 and 8.)

(b) The Company has disclosed the feedstock mineralogy and the chemical processes required to produce a saleable product. (See pages 27, 28 and 29.)

(c) The Company has included an ownership diagram that illustrates the ownership financing arrangements and commodity purchasing contracts. (See page 32.)

(d) Other than a revision of expectations, there will not be any changes to alter throughput, cost and recovery beyond fine tuning of the facilities currently in place.

2. The Company has inserted small-scale maps showing the location of the Kasese Cobalt Company and the 36569 Yukon refineries. (See pages 36 and 38.)

3. The Company has provided the disclosures required by Industry Guide 7(b) and notes the following:

(a) The location and means of access to the property has been disclosed. (See pages 36 and 37.)

(b) A map showing the location of the Kasese Cobalt Company refinery is disclosed. (See page 36.)

(c) There are no conditions that must be met to retain title to the property.

(d) There are no rock formations or mineralization on the properties apart from the pyrite stockpiles disclosed.

(e) A description of the present condition of the Kasese Cobalt Company stockpile has been disclosed. (See page 27.)

(f) The properties are not mining properties. The work completed at the Kasese Cobalt Company refinery site has been the construction of the refinery and the quantity and grade evaluation of the stockpiles.

(g) A description of the facilities of the cobalt refinery has been disclosed. (See pages 35 to 38.)

(h) There is no exploration as the properties are cobalt refinery plants.

(i) The total cost of the Kasese Cobalt Company refinery incurred to date and planned future costs are disclosed. (See page 27.)

(j) The source of power that can be utilized at the Kasese Cobalt Company refinery is disclosed. (See page 26.)

(k) The property is not a mining property as the Company operates a cobalt refinery. The reserves available to the Kasese Cobalt Company refinery plant have been definitely established and are solely comprised of the stockpiles disclosed.

4. The Company operates a cobalt refinery and there are no mining properties. We have added disclosure on the survey of the cobalt stockpiles of Kasese Cobalt Company, including disclosure on survey procedure and accuracy. (See pages 28 and 29.)

5. The Company has sent under separate cover a copy of the feedstock estimate reports that determine the quantity of the stockpiles and tailings. The Company has added disclosure on the cobalt stockpile survey, including survey procedure, quantities and accuracy. (See pages 28 and 29.)

6. The Company has added disclosure on the extent and condition of the infrastructure that supports the refinery. (See pages 37 and 38.)

Risk Factors, page 4

7. The Company has added a risk factor that its management lacks technical training and experience with operating a refinery. The Company has in place for Kasese Cobalt Company a board of directors and senior management that do have technical training and experience in metals refining. (See page 11.)

8. The Company believes that the risk factor is not required because the Kasese Cobalt Company stockpile has been assessed by mining engineers and processing metallurgists. As there is no ore body, the opinion of a professional geologist is not required.

9. The Company has added a risk factor on the seasonal affects on the power source of Kasese Cobalt Company that includes a description of the variability of the river flow. (See page 8.)

Description of Business of 36569 Yukon, page 30

10. 36569 Yukon is currently studying alternative business plans (including leasing) for the refinery that optimize the economic benefit to the shareholders of 36569 Yukon. The words "development" and "production" have been deleted or replaced in the disclosure as the Company does not have any reserves as defined by Guide 7. (See page 31.)

Property, Plants, and Equipment, page 35

11. These by-products produced at the Kasese Cobalt Company refinery are marketed and are not environmental disposal issues. There is an insignificant amount of zinc by-product, the nickel by-product is sold at minimal value, and the copper hydroxide is sold for the low cost of freight. The by-product streams are not accumulated on-site. In terms of water treatment, there are two tailings ponds at the Kasese Cobalt Company which meet applicable discharge standards and pH levels are adjusted to levels in accordance with permits and monitored by the Ugandan government environmental agency.

Closing Comments

We look forward to any further comments you may have regarding this Amendment or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact either Virgil Hlus at 604-891-7707 or Grant Wong at 604-643-3178.

Yours truly,

CLARK, WILSON

Per: /s/ Grant Wong

Grant Wong

GYW/mll

Encl.

cc: Blue Earth Refineries, Inc.
Attention: Michael J. Smith, President